EXHIBIT 99.63

GAMMON LAKE RESOURCES INC.
202 Brownlow Avenue
Cambridge 2, Suite 306
Dartmouth, Nova Scotia B3B 1T5
Tel: 902-468-0614 Fax: 902-468-0631
www.gammonlake.com
NEWS RELEASE

August 14, 2001
TSE Symbol: GAM
News Release #14-2001	Issued: 20,670,066 Shares

GAMMON LAKE EVALUATES LATIN AMERICAN OPPORTUNITIES

Gammon Lake Resources Inc., (TSE:GAM) announced today that it is evaluating the acquisition of mineral properties in Latin America. The evaluation is focusing on advanced stage properties with significant gold reserves and completed feasibility studies.

The opportunities being assessed are part of Gammon Lake’s long term strategy to acquire undervalued assets to which Gammon Lake can apply its expertise and development skills, as it has with its project at Ocampo, Chihuahua State, Mexico, to maximize shareholder value.

Since the properties being evaluated have completed feasibility studies management believes that they would complement the continuing development of the Ocampo project and accelerate the growth of the company.

Gammon Lake is carefully screening the candidate properties to identify those which are amenable to production at today’s world gold prices.

Gammon Lake Resources Inc. is a Nova Scotia based mineral exploration company with properties in Canada and Mexico. The company’s website is www.gammonlake.com which displays the geographic location of the zones referenced in this release. Shares of the Company trade on the Toronto Stock Exchange under the symbol GAM.

For further information please contact: Terence Donahoe, Q.C., Chairman of the Board & Senior V.P., Inquiries and Investor Relations, Gammon Lake Resources Inc., tel: 902-468-0614 / fax: 902-468-0631.

CAUTIONARY STATEMENT
No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain “forward-looking statements”. All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Gammon Lake, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Gammon Lake’s expectations are exploration risks detailed herein and from time to time in the filings made by Gammon Lake with securities regulators.